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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

                          Intertape Polymer Group Inc.

           110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F                    Form 40-F   X
                          -------                      ------

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                          No    X
                         --------                    -------

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______]

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

April 19, 2002                           By:       /s/ Andrew M. Archibald
                                            ------------------------------
                                            Andrew M. Archibald C.A.
                                            Chief Financial Officer, Secretary,
                                            Treasurer, & Vice President
                                            Administration